

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 29, 2006

Mr. Keith R. Phillips
Wellman Inc.
1041 521 Corporate Center Drive
Fort Mill, South Carolina 29715

   RE: **Wellman, Inc.**
      Form 10-K for the fiscal year ended December 31, 2005
      Filed March 15, 2006
      File # 1-10033

Dear Mr. Phillips:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

         Sincerely,

         John Hartz
         Senior Assistant Chief Accountant